March 25, 2010

Via Edgar

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:	Expedia, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 11, 2010

File No. 000-51447

Dear Ms. Cvrkel:

We have prepared the following responses to address comments contained in your letter dated March 2, 2010 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to our disclosure.

As requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Annual Report on Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 43

Other Long-Term Liabilities, page 45

Occupancy Tax, page 45

1.	Given the significant number of lawsuits related to occupancy taxes disclosed in Item 3 and the potential liability with regard to such lawsuits, we believe disclosure of such contingencies should be given prominence in your MD&A discussion as a known uncertainty in accordance with Item 303(A)(3)(ii) of Regulation S-K. Your revised disclosures should include a robust discussion of the nature of contingencies related to these lawsuits, including amount of and changes to the accruals in the financial statements, any relevant updates in the lawsuits, and how the potential losses may impact the company’s liquidity.

Response

Although we recognize that the ultimate outcomes of the occupancy tax-related lawsuits could differ from our current expectations, at this time we do not believe that the lawsuits disclosed in Item 3 constitute a known uncertainty that the Company “reasonably expects will have a material … unfavorable impact on net sales or revenues or income from continuing operations.” We note that we provide disclosure regarding occupancy tax litigation throughout our Management’s Discussion and Analysis section, specifically in our “Critical Accounting Policies and Estimates – Other Long-Term Liabilities – Occupancy Tax,” “Results of Operations – General and Administrative,” “ – Occupancy Tax Assessments and Legal Reserves,” “ – Operating Income (Loss)” and “Financial Position, Liquidity and Capital Resources.”

Nonetheless, in response to your request, we propose to add disclosure in future filings similar to the following in our Management’s Discussion and Analysis section:

“Occupancy Taxes and Legal Reserves

We are currently involved in 48 lawsuits brought by or against states, cities and counties over issues involving the payment of hotel occupancy taxes. We continue to defend these lawsuits vigorously. With respect to the principal claims in these matters, we believe that the ordinances at issue do not apply to the services we provide, namely the facilitation of hotel reservations, and, therefore, that we do not owe the taxes that are claimed to be owed. We believe that the ordinances at issue generally impose occupancy and other taxes on entities that own, operate or control hotels (or similar businesses) or furnish or provide hotel rooms or similar accommodations.

Recently, there have been several significant court developments including:

(1) the California Superior Court in the lawsuit brought by the City of Anaheim ruled that the online travel companies are not subject to Anaheim’s hotel occupancy tax ordinance, which reversed the decision of the administrative hearing officer who had issued a decision that the online travel companies were liable to pay local hotel occupancy taxes;

(2) the jury in a statewide class action brought by the City of San Antonio concluded that the online travel companies “control” hotels (the court in San Antonio must still decide whether the amounts collected by the online travel companies for the services they provide are subject to local hotel occupancy tax ordinances and, if so, the amount of past tax, interest and penalties, if any, due);

(3) the United States Court of Appeals for the Sixth Circuit affirmed dismissal of the lawsuit brought by the City of Louisville, concluding that the online travel companies are not subject to the local hotel occupancy tax ordinances at issue;

(4) the United States District Court for the District of New Mexico denied the plaintiffs’ motion for summary judgment in the statewide class action brought by the City of Gallup, New Mexico and found that the online travel companies are not trustees of unpaid taxes and reiterated that the online travel companies are not “vendors” responsible to collect and remit hotel occupancy taxes under the relevant ordinances; and

(5) a state court judge in Texas granted summary judgment in favor of the online travel companies and dismissed with prejudice the claims brought by the City of Houston.

For additional information on all of these developments, see Legal Proceedings.

We have established a reserve for the potential settlement of issues related to hotel occupancy tax litigation, consistent with applicable accounting principles and in light of all current facts and circumstances, in the amount of $21 million and $20 million at December 31, 2009 and 2008, respectively. A variety of factors could affect the ultimate amount we pay, if any, in connection with any of the occupancy tax-related matters, which factors include, but are not limited to, the number of, and amount of revenue represented by, jurisdictions that ultimately assert a claim and prevail in assessing such additional tax or negotiate a settlement or changes in relevant statutes.

In addition, certain jurisdictions may require us to pay tax assessments, including occupancy tax assessments, prior to contesting any such assessments. This requirement is commonly referred to as “pay-to-play.” Payment of these amounts is not an admission that the taxpayer believes it is subject to such taxes. During 2009, we expensed $48 million related to monies paid in advance of litigation in occupancy tax proceedings in the City of San Francisco. We do not believe that the amounts we retain as compensation are subject to the City’s hotel occupancy tax ordinance. If we prevail in the litigation, the City will be required to repay these amounts, plus interest. However, any significant pay-to-play payment or litigation loss could negatively impact our liquidity.”

Financial Statements, page F-l

Notes to Consolidated Financial Statements, page F-7

Note 2 -Significant Accounting Policies, Page F-7

Occupancy Tax, page F-13

2.	Please clarify for us and describe in greater detail in the notes to your consolidated financial statements in future filings how occupancy taxes are calculated and charged by Expedia to customers. Specifically, your response and revised disclosures should indicate whether the tax recovery charge collected from the customer is calculated and charged based on the full amount paid by the customer (including the amounts retained by Expedia) or solely based on the room rate paid to the hotel by the customer. We may have further comment upon receipt of our response.

Response

When an Expedia customer books a room through one of our travel services, we collect a tax recovery charge from the customer, which Expedia then pays to the hotel. Expedia calculates the tax recovery charge by applying the occupancy tax rate supplied by the hotels to the amount that the hotel has agreed to receive for the rental of the room by the consumer. We will revise our disclosure in future filings beginning with our next Annual Report on Form 10-K as follows (emphasis added for new disclosure):

“Some states and localities impose a transient occupancy or accommodation tax on the use or occupancy of hotel accommodations. Generally, hotels collect taxes based on the room rate paid to the hotel and remit these taxes to the various tax authorities. When a customer books a room through one of our travel services, we collect a tax recovery charge from the customer, which we pay to the hotel. We calculate the tax recovery charge by applying the occupancy tax rate supplied to us by the hotels to the amount that the hotel has agreed to receive for the rental of the room by the consumer. We do not collect or remit occupancy taxes, nor do we pay occupancy taxes to the hotel operator on the portion of the customer payment we retain. Some jurisdictions have questioned our practice in this regard. While the applicable tax provisions vary among the jurisdictions, we generally believe that we are not required to collect and remit such occupancy taxes. We are engaged in discussions with tax authorities in various jurisdictions to resolve this issue. Some tax authorities have brought lawsuits or have levied assessments asserting that we are required to collect and remit occupancy tax. The ultimate resolution in all jurisdictions cannot be determined at this time. We have established a reserve for the potential settlement of issues related to hotel occupancy taxes when determined to be probable and estimable. See Note X – Commitment and Contingencies for further discussion.”

Note 3 -Acquisitions and Other Investments

3.	We note that you have entered into various transactions with minority shareholders of certain companies that you hold a controlling interest to purchase, or the minority shareholders may sell, the additional shares of such companies at fair value or an adjusted fair value, beginning the first quarter of fiscal 2011. We note that such redeemable non-controlling interests have been classified as long-term liabilities, and the changes in fair value of the redeemable non-controlling interests are recorded as charges or credits to retained earnings. Please tell us why you believe it is appropriate that such changes in the fair value of the redeemable non-controlling interests should be recorded within retained earnings rather than recognized in the statements of operations and provide us with the accounting guidance that you relied upon in determining your accounting treatment.

Response

We have entered into transactions with minority shareholders of certain companies for which we hold a controlling interest whereby the minority shareholders may put the additional shares of such companies to us at fair value, or we may call the additional shares of such companies at fair value or in certain agreements at adjusted fair value or an earnings multiple, at various specified time periods. Under ASC Topic 480-10-S99 (formerly ASR 268 and EITF Topic D-98), we account for changes in the fair value of these redeemable non-controlling interests as charges or credits to retained earnings (or additional paid in capital in the absence of retained earnings as is our case). Under the same guidance, these redeemable non-controlling interests should be classified outside of permanent equity (i.e. in temporary or mezzanine equity). As we determined our redeemable non-controlling interest balance was not material for the periods presented (approximately $23 million, or less than 2% of long-term liabilities, as of December 31, 2009 and less than $1 million as of December 31, 2008), we classified the amounts within other long-term liabilities on our consolidated balance sheet. To provide clarity of this classification, in Note 2, page F-8 of our 2009 10-K, we included the following disclosure (emphasis added):

“Beginning on January 1, 2009, upon adoption, we recharacterized our minority interest as a noncontrolling interest and classified it as a component of stockholders’ equity in our consolidated financial statements with the exception of shares redeemable at the option of the minority holders, which are not significant and therefore have been included in other long-term liabilities.”

We will continue to evaluate the carrying values and related activity of our redeemable non-controlling interests and, at anytime such balance becomes material, we will reclassify the amount out of other long-term liabilities into mezzanine equity with conforming changes to the comparative balance sheet.

Note 5 -Goodwill and Intangible Assets, Net, page F-20

Goodwill, page F-21

4.	Please revise your goodwill footnote in future filings to include all disclosures required by ASC Topic 350-20-50-1 (a)-(h), as applicable, regarding changes to the carrying amount of goodwill during the period for each year a statement of financial position is presented.

Response

We will revise our goodwill footnote in future filings beginning with our next Annual Report on Form 10-K to include the rollforward for each year a statement of financial position is presented as well as to include the beginning and ending balance of accumulated impairment losses in order to ensure compliance with ASC Topic 350-20-50-1 (a)-(h).

Note 5 -Goodwill and Intangible Assets, Net, page F-20

Intangible Assets with Definite Lives, page F-21

5.	Please revise your footnote in future filings to include the disclosures required by ASC Topic 350-30-50-2(c)-(d), as applicable.

Response

We have not incurred significant costs (less than $1 million) to renew or extend the term of a recognized intangible asset. If in the future this circumstance arises, we will revise our footnote to include our policy surrounding the treatment of such costs as well as the relevant information surrounding capitalized costs, if applicable, in order to ensure compliance with ASC Topic 350-30-50-2 (c)-(d).

Note 16 – Segment Information, page F-35

Geographic Information, page F-38

6.	We note your presentation of revenue by geographic area. Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC Topic 280-10-50-41a.

Response

Our geographic area information is based upon the geographic location of our websites, or “points of sale.” As an example, if a customer booked travel on any of our international websites, such as www.expedia.co.uk, www.de.hotels.com, etc., that revenue would be included in “All other countries” within our disclosure regardless of where the travel occurs. We will revise our disclosure in future filings beginning with our next Annual Report on Form 10-K to include this basis and ensure compliance with ASC Topic 280-10-50-41a.

7.	In a related matter, we note that you have included revenue from the United States and all other countries as required by ASC Topic 280-10-50-4la. Given your disclosures in the annual report that your international business is increasing, to the extent revenue from any single foreign country is material, please revise future filings to disclose such amounts separately. Your property and equipment disclosure should be similarly revised in accordance with ASC Topic 280-10-50-41b as necessary.

Response:

To the extent revenue from any single foreign country is material, we will revise our future filings beginning with our next Annual Report on Form 10-K to include the disclosure. We will make similar disclosures with relation to property and equipment as requested, if necessary.

8.	We refer to the December 31, 2008 segment disclosures on page F-37. Given your disclosures in note 5 on page F-21 that $2.5 billion of the 2008 goodwill impairment related to the Leisure segment and $282 million of the 2008 goodwill impairment related to the TripAdvisor segment and all of the $223 million of the 2008 intangibles impairment related to the Leisure segment, it is unclear why the amounts for impairment are listed in the Corporate and Eliminations segment for the year ended December 31, 2008. Please advise.

Response

We included the above mentioned disclosures in Note 5 to comply with the segment disclosure requirements under ASC Topic 350; and although the impairments arising in 2008 were based on the assessment of goodwill and intangible assets as attributed to reporting units within our reportable segments, such losses are not evaluated as a component of our segment operating measures. In relation to our segment disclosure contained in Note 16, our chief operating decision makers evaluate and manage our business based on Operating Income Before Amortization (“OIBA”), which excludes amortization of intangible assets and goodwill and intangible asset impairments, if any. As the fiscal year 2008 goodwill and intangible asset impairments are not viewed by management as a component of our segment operating measure, we included these impairments within Corporate and Eliminations in our segment footnote, similar to our treatment of intangible asset amortization. On page F-36 of our 2009 10-K, we included the following related disclosure:

“Corporate and Eliminations also includes unallocated corporate functions and expenses. In addition, we record amortization of intangible assets and any related impairment, as well as stock-based compensation expense, restructuring charges and other items excluded from segment operating performance in Corporate and Eliminations.”

Note 17 -Valuation and Qualifying Accounts, page F-39

9.	Please explain to us and revise your footnote in future filings to describe the nature of the amounts recognized in Charges to Other Accounts and why such charges made to accounts other than earnings were appropriate. Furthermore, we note that you provide the beginning and ending balance for other reserves; however, please revise to include the activity roll-forward comprising the year over year changes to other reserves for each period presented.

Response:

Amounts included under the caption “Charged to Other Accounts” primarily include amounts added to the reserve balance related to acquisitions during the corresponding years as well as translation adjustments. We will revise our footnote in future filings beginning with our next Annual Report on Form 10-K to include this disclosure.

In relation to the disclosure surrounding our other reserve balances, we relied upon guidance issued under Regulation S-X (210.12-09 Valuation and qualifying accounts) which states “Valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under columns C and D need not be given.” For all the years ended December 31, 2009, 2008 and 2007, we determined the amounts in our other reserves balances and related activities were immaterial. We will continue to evaluate our other reserves and, at anytime such balances become material, we will provide the requested rollforward activity.

*    *    *    *

We hope that this letter adequately addresses all of your comments. Please contact me at: (425) 679-3248 (phone), (425) 679-7251 (fax) or bnorton@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ BURKE F. NORTON
Burke F. Norton
Executive Vice President and General Counsel